UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               THESTREET.COM, INC.
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                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
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                         (Title of Class of Securities)

                                    88368Q103
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                                 (CUSIP Number)

                                November 16, 2000
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             (Date of Event Which Requires Filing of this Statement)

Check    the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule 13G is filed:

         [ ] Rule  13d-1(b)
         [X] Rule  13d-1(c)
         [ ] Rule  13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  88368Q103
________________________________________________________________________________
1.  Names of Reporting Persons.

    I.R.S. Identification Nos. Of Above Persons (entities only): David A. Rocker
________________________________________________________________________________

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)______                  (b)_______

________________________________________________________________________________

3.  SEC Use Only

________________________________________________________________________________

4.  Citizenship or Place of Organization:  United States

________________________________________________________________________________

Number of Shares Beneficially Owned by    5.  Sole Voting Power       1,383,038*
Each Reporting Person With:
                                          6.  Shared Voting Power             0
                                          7.  Sole Dispositive Power  1,383,038*
                                          8.  Shared Dispositive Power        0

________________________________________________________________________________
9.  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,383,038*
________________________________________________________________________________

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
________________________________________________________________________________
11.      Percent of Class Represented by Amount in Row (9):  5.2%
________________________________________________________________________________
12.      Type of Reporting Person (See Instructions):  IN
________________________________________________________________________________
* 574,400 of such shares of The Street.com, Inc. common stock (the "Common Stock") are owned by Rocker Partners, L.P., a New York limited partnership, and 808,638 of such shares of Common Stock are owned by Compass Holdings, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands. David A. Rocker, in his capacity as the sole managing partner of Rocker Partners, L.P., and, through Rocker Offshore Management Company, Inc., as the investment advisor to Compass Holdings, Ltd, possesses sole voting and dispositive power over all 1,383,038 shares of Common Stock.

________________________________________________________________________________

Item 1.

(a) Name Of Issuer:   TheStreet.com, Inc.
________________________________________________________________________________
(b) Address of Issuer's Principal Executive Offices: 14 Wall Street, 14th Floor, New York, New York 10005
________________________________________________________________________________
Item 2.

(a)  Name of Person Filing:  David A. Rocker
________________________________________________________________________________
(b) Address of Principal Business Office or, if none, Residence: c/o Rocker Partners, L.P., Suite 1759, 45 Rockefeller Plaza, New York, New York 10111
________________________________________________________________________________
(c)  Citizenship:  United States
________________________________________________________________________________
(d)  Title of Class of Securities: Common Stock
________________________________________________________________________________
(e)  CUSIP Number:  88368Q103
________________________________________________________________________________

Item  3.  If  this  statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
240.13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

          (b)  [ ] Bank as  defined  in  Section  3(a)(6)  of the Act (15 U.S.C.
               78c);

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

          (d)  [ ] Investment   company  registered   under  Section  8  of  the
               Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e)  [ ] An   investment   adviser   in    accordance   with  Sections
                   240.13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance withss.240.13d- 1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance withss.240.13d- 1(b)(1)(ii)(G);

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

         (a)      Amount beneficially owned (as of November 16, 2000): 1,383,038

         (b)      Percent of Class (as of November 16, 2000): 5.2%

         (c)      Number of shares as to which the person has:

                  (i)  Sole power to vote or to direct the vote: 1,383,038

                  (ii) Shared power to vote or to direct the vote: 0

                 (iii) Sole power to dispose or to direct the disposition of:
                                                                       1,383,038

                  (iv) Shared  power to dispose  or to direct the  disposition of: 0


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A


Item 8.  Identification and Classification of Members of the Group.  N/A


Item 9.  Notice of Dissolution of Group.  N/A


Item 10.  Certification.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     November 27, 2000

                                                     Date

                                                     /s/David A. Rocker
                                                     ___________________________
                                                     David A. Rocker

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)